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                               DEED OF INDEMNITY


THIS DEED OF INDEMNITY made the   day of         2000 by LIAM KELLY of
BIRCHFIELD HOUSE, CARRIGALINE, CO. CORK (Mr. Kelly) in favour of STOCKER & YALE, INC. a Massachusetts corporation with a principal place of business located at 32 Hampshire Road, Salem, New Hampshire, USA (S & Y) and CORKOPT LIMITED a company organised under the laws of Ireland having its registered office at BIRCHFIELD HOUSE, CARRIGALINE, CO. CORK (the "Company")

THIS DEED PROVIDES AS FOLLOWS:

1.       INDEMNITY

         In consideration of S & Y agreeing in the Stock Purchase Agreement of even date between S & Y of the first part, the Company of the second part, Mr. Kelly, Gary Duffy and Thomas Meade of the third part to purchase the Shares (as therein defined) in the Company for the consideration as set out therein Mr. Kelly hereby agrees to indemnify and keep S & Y and the Company indemnified against all losses, charges, damages, costs and expenses arising as a result of any liability incurred by the Company for any tax, interest or penalties payable arising (whether directly or indirectly) out of the royalties paid by the Company to Mr. Kelly in the period from December 1994 to May 2000 on foot of the Patent Royalty Agreement dated 1st September 1994.

2.       DEMAND

2.1 If S & Y or the Company incurs any loss, charge, damages, costs or expense as referred to in clause 1 hereof Mr. Kelly shall pay to S & Y or to such third party as it may direct within 7 days of receipt of a demand an amount equal to the amount of such loss, charge, damages, costs or expense.

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2.2      A Demand shall be sufficiently served on Mr. Kelly if made to his address set out above by letter and shall be effective on the date 2 days after posting of the said letter by S & Y.

3.       MR. KELLY'S LIABILITY

         This Deed shall:
         (a) be a continuing indemnity and shall not be discharged by any intermediate settlement of any amount owing hereunder to S & Y and shall remain in effect until any amount owing hereunder is discharged in full;
         (b) remain in force notwithstanding any amendment at any time to the provisions of the Stock Purchase Agreement.

4.       CURRENCY

         Irish Pounds is the currency of account and payment for each and every sum at any time due from or payable by Mr. Kelly hereunder.

5.       LAW

         This Deed shall be governed by and construed in accordance with Irish Law.


IN WITNESS WHEREOF this Deed has been executed by Mr. Kelly on the date written above.


SIGNED SEALED and
DELIVERED by LIAM KELLY
in the presence of: